Exhibit 4.12

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

CITADEL SECURITY SOFTWARE INC.

Citadel Security Software Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A.           The name of the corporation is Citadel Security Software Inc. The original Certificate of Incorporation of the corporation was filed with the Delaware Secretary of State on December 20, 1996.

B.           This Certificate of Amendment was duly adopted by the corporation’s directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

C.           The Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock is hereby amended by changing the definition of “Conversion Price” set forth in Section 2 so that, as amended, the definition of “Conversion Price” shall be and read as follows:

“Conversion Price” means $3.00, subject to adjustment as provided herein.

D.           The Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock is hereby amended by changing Section 4 so that, as amended, Section 4 shall be and read as follows:

4.           DIVIDENDS. No dividends shall accrue on or with respect to the Series A Preferred Stock.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Steven B. Solomon its Chief Executive Officer and President, this 1sr day of August, 2005.

Citadel Security Software Inc.

Steven B. Solomon
Chief Executive Officer and President